Final Publication Number (FPN): 1066P

Dose Optimization of Ragistomig (ABL503/TJ-L14B), a PD-L1 x 4-1BB Bispecific Antibody

G. Falchook[1], E. Garon[2], M. Velez[3], A. El-Khoueiry[4], J. Thomas[4], A. Tolcher[5], A. Spira[6], D. Yardley[7], D. Davar[8], B.Keam[9], H.R. Kim[10], S.J. Shin[11], D.H. Lee[12], K.H. Park[13], J. Jeon[14], J. Park[14], J. Park[14], S. Oh[14], P.Dennis[15], C. Xu[15]

[1]Medical Oncology, Sarah Cannon Research Institute (SCRI) at HealthONE, Denver, United States of America, [2]Medicine; Division of Heme/Onc, UCLA Hematology/Oncology Santa Monica, Santa Monica, United States of America, [3]Medicine, UCLA Hematology/Oncology Santa Monica, Santa Monica, United States of America, [4]Medical Oncology Division, USC - University of Southern California - Keck School of Medicine, Los Angeles, United States of America, [5]Clinical Research Director, NEXT OncologyTM, San Antonio, United States of America, [6]ResearchDepartment, Virginia Cancer Specialist, Fairfax, United States of America, [7]Drug Development Unit,Sarah Cannon Research Institute (SCRI) at HealthONE, Denver, United States of America, [8]MedicalOncology, University of Pittsburgh Cancer Institute, Pittsburgh, United States of America,[9]Department of Internal Medicine, Seoul National University Hospital, Seoul, Republic of Korea,[10]Medical Oncology Department, Yonsei Cancer Center Yonsei University, Seoul, Republic of Korea,[11]Department of Medical Oncology, Severance Hospital, Yonsei University Health System, Seoul,Republic of Korea, [12]Oncology Department, Asan Medical Center - University of Ulsan, Seoul,Republic of Korea, [13]Medical Oncology, Internal Medicine Dept. Korea University Anam Hospital,Seoul, Republic of Korea, [14]CD & TM, ABL Bio, Inc., Seoul, Republic of Korea, [15]NovaBridge Biosciences, Rockville, United States of America.

Background

- Ragistomig (ABL503/TJ-L14B), a bispecific antibody targeting PD-L1 and 4-1BB, has been engineered to restrict 4-1BB costimulation to PD-L1 expressing tumor microenvironment, thereby reducing systemic hepatotoxicity associated with 4-1BB monoclonal antibodies, while enhancing antitumor activity and potentially overcoming resistance to PD-(L)1 checkpoint inhibitors. Figure 1
- Clinical experience with ragistomig administered 3-5mg/kg Q2W demonstrated encouraging antitumor activity, with an ORR of 26.9% and a DCR of 69.2%, including responses in patients whose disease had relapsed after or was refractory to prior anti-PD-(L)1 therapy[1].
  Further dose optimization was pursued to improve the therapeutic window for combination development, including evaluation of extended-interval Q6W dosing. Previously, extending the dosing interval to Q6W at 3mg/kg was associated with a more favorable safety profile while maintaining clinically meaningful antitumor activity compared with Q2W dosing, and it supported the expansion of the Q6W evaluation to 5 mg/kg.[2]

Figure 1 | Ragistomig (ABL503/TJ-L14B) and Mechanism of Action, PD-L1 Dependent 4-1BB Activation


Anti-PD-L1 IgG
Activation
Clustering

Method

- ABL503-1001 is a first-in-human, multicenter, open-label, phase 1 trial of Ragistomig in advanced or metastatic relapsed/refractory solid tumors. (NCT04762641). Figure 2
- Following evaluation of 3 and 5 mg/kg Q2W in dose expansion part 2A, additional patients were enrolled in Part 2B and treated with 3 or 5 mg/kg Q6W. Tolerability, antitumor activity, pharmacokinetics (PK), and pharmacodynamic (PD) biomarkers were assessed.
- Data from both the dose-escalation and dose-expansion part cohorts were included in the exposure-safety and efficacy analyses. Exposure-safety relationships were evaluated using logistic regression models relating individual average PK exposure (C_{avg}) to the incidence of key adverse events. Efficacy was evaluated across dose levels to assess dose dependence and potential response saturation. The study was not designed or powered to compare different dose levels or dosing schedules. All between-cohort comparisons are descriptive.

Figure 2 | Phase 1 Study Design


Part 1 Escalation Part (Q2W)
Part 2 Dose Expansion (Q2W, Q6W)
Part 3 Tumor expansion
Part 4 Combination Part (Q6W)
Part 2A: Q2W (N=19)
Part 2B: Q6W (N=42)
Part 3: Tumor expansion
Part 4: Combination

Results

Baseline Demographics and Clinical Characteristics Table 1

- As of 23 Aug 2026, a total of 95 subjects had been treated with Ragistomig monotherapy across the dose-escalation and dose-expansion parts of the study. Among them, 42 subjects were enrolled in the 3 and 5 mg/kg Q6W cohorts, with treatment ongoing in 4 subjects.
- Most subjects across the 3 and 5 mg/kg cohorts were heavily pretreated, with 66.7% of Q6W subjects and 54.8% of Q2W subjects having received ≥3 prior lines of systemic therapy. Most subjects had also received prior IO therapy, including 64.5% (20/31) of subjects in the Q2W cohorts and 100% (42/42) in the Q6W cohorts.

Table 1 | Baseline Demographics and Clinical Characteristics — As of 23-Aug-2026

	0.7, 2, 7 mg Q2W (N=3)	0.3 mg/kg Q2W (N=3)	1 mg/kg Q2W (N=6)	2mg/kg Q2W (N=3)	3 mg/kg Q2W (N=15)	5 mg/kg Q2W (N=16)	3 mg/kg Q6W (N=20)	5 mg/kg Q6W (N=22)	7 mg/kg Q2W (N=4)	10 mg/kg Q2W (N=3)
Age										
Mean	59.7	46.0	58.5	54.0	63.1	65.2	68.0	64.9	64.8	60.0
ECOG Performance Status % (n)										
0	33.3% (1/3)	66.7% (2/3)	33.3% (2/6)	0.0% (0)	46.7% (7/15)	43.8% (7/16)	10.0% (2/20)	40.9% (9/22)	25.0% (1/4)	33.3% (1/3)
1	66.7% (2/3)	33.3% (1/3)	66.7% (4/6)	100.0% (3/3)	53.3% (8/15)	56.3% (9/16)	90.0% (18/20)	59.1% (13/22)	75.0% (3/4)	66.7% (2/3)
Prior IO therapy % (n)										
N	33.3% (1/3)	33.3% (1/3)	50.0% (3/6)	33.3% (1/3)	20.0% (3/15)	50.0% (8/16)	0.0% (0/20)	0.0% (0/22)	100.0% (4/4)	33.3% (1/3)
Y	66.7% (2/3)	66.7% (2/3)	50.0% (3/6)	66.7% (2/3)	80.0% (12/15)	50.0% (8/16)	100.0% (20/20)	100.0% (22/22)	0.0% (0)	66.7% (2/3)
Prior Lines of Systemic Therapy % (n)										
1	0.0% (0)	33.3% (1/3)	16.7% (1/6)	0.0% (0)	6.7% (1/15)	31.3% (5/16)	10.0% (2/20)	18.2% (4/22)	0.0% (0)	66.7% (2/3)
2	0.0% (0)	0.0% (0)	0.0% (0)	0.0% (0)	26.7% (4/15)	25.0% (4/16)	20.0% (4/20)	18.2% (4/22)	0.0% (0)	0.0% (0)
≥3	100.0% (3/3)	66.7% (2/3)	83.3% (5/6)	100.0% (3/3)	66.7% (10/15)	43.8% (7/16)	70.0% (14/20)	63.6% (14/22)	100.0% (4/4)	33.3% (1/3)

Results

Exposure-Safety Analysis Figure 3

- The exposure-safety analysis included 92 subjects from the dose-escalation and dose-expansion parts with available PK and clinical outcome data. Median C_{avg} was substantially lower with Q6W than Q2W at both 3 and 5 mg/kg, with observed Grade ≥3 safety outcomes generally consistent with model predictions.
- C_{avg} was significantly associated with Grade ≥3 TRAEs and Grade ≥3 treatment-related LFT elevations (p=0.006 and p=0.017, respectively), supporting reduced exposure with extended-interval dosing as a strategy to improve tolerability for combination cohorts.

Figure 3 | Exposure-Safety Relationship Analysis — As of 23-Aug-2026


Q6W 3mg/kg
Q6W 5mg/kg
Q2W 3mg/kg
Q2W 5mg/kg
N = 92 , P = 0.006
Probability of TRAE ≥ Grade 3
Log10 (C_{avg} (ng/mL))
N = 92 , P = 0.017
Probability of treatment-related LFT elevation ≥ G3

Three subjects from the initial flat-dose cohorts (0.7, 2, and 7 mg; n=1 each) were excluded from the exposure-safety analysis.

Safety Table 2, Figure 4

- For dose optimization, safety was evaluated at the 3 and 5mg/kg dose levels selected for further expansion, incorporating subjects from both the dose-escalation and dose-expansion parts to characterize schedule-dependent differences.
- Across the 3 and 5 mg/kg dose levels, Q6W dosing was associated with lower rates of Grade ≥3 treatment-related AEs (26.2% vs 51.6%), Grade ≥3 treatment-related LFT elevations (11.9% vs 35.5%), and treatment-related discontinuations (7.1% vs 12.9%) compared with Q2W dosing.
- TRAEs occurring in ≥10% of subjects treated with 3 or 5 mg/kg in either dosing schedule included LFT elevations, fever, fatigue, platelet count decreased, and rash.
- Grade ≥3 TRAEs, excluding transaminase elevations, were infrequently observed.

Table 2 | Overall Safety Profiles — As of 23-Aug-2026

Category	3 mg/kg Q2W (N=15)	5 mg/kg Q2W (N=16)	3 and 5 mg/kg Q2W (N=31)	3 mg/kg Q6W (N= 20)	5 mg/kg Q6W (N= 22)	3 and 5 mg/kg Q6W (N=42)
Any AE	100.0% (15/15)	100.0% (16/16)	100.0% (31/31)	95.0% (19/20)	95.5% (21/22)	95.2% (40/42)
Any treatment-related AE	80.0% (12/15)	75.0% (12/16)	77.4% (24/31)	50.0% (10/20)	72.7% (16/22)	61.9% (26/42)
Grade ≥3 AE	66.7% (10/15)	87.5% (14/16)	77.4% (24/31)	55.0% (11/20)	59.1% (13/22)	57.1% (24/42)
Grade ≥3 treatment-related AE	46.7% (7/15)	56.3% (9/16)	51.6% (16/31)	15.0% (3/20)	36.4% (8/22)	26.2% (11/42)
Grade ≥3 treatment-related LFT elevation	33.3% (5/15)	37.5% (6/16)	35.5% (11/31)	5.0% (1/20)	18.2% (4/22)	11.9% (5/42)
Any treatment-related SAE	33.3% (5/15)	25.0% (4/16)	29.0% (9/31)	5.0% (1/20)	9.1% (2/22)	7.1% (3/42)
AE leading to treatment discontinuation	26.7% (4/15)	18.8% (3/16)	22.6% (7/31)	5.0% (1/20)	13.6% (3/22)	9.5% (4/42)
Treatment-related AE leading to treatment discontinuation	13.3% (2/15)	12.5% (2/16)	12.9% (4/31)	5.0% (1/20)	9.1% (2/22)	7.1% (3/42)
Any CRS	0.0% (0/15)	0.0% (0/16)	0.0% (0/31)	0.0% (0/20)	0.0% (0/22)	0.0% (0/42)

Figure 4 | TRAE With Incidence ≥10% in Either Dosing Schedule (Q2W or Q6W) at 3 and 5 mg/kg


Q2W (3 and 5 mg/kg, N=31)
TRAE
Q6W (3 and 5 mg/kg, N=42)
Alanine aminotransferase increased
Aspartate aminotransferase increased
Fever
Fatigue
Platelet count decreased
Rash
Incidence(Any grade / G≥3, %)
Any grade
Grade ≥ 3

Incidence is defined as the proportion of subjects who experienced the specified Treatment-related adverse events. Data cut: 23 Aug 2026

Efficacy Table 3, Figure 5

- Ragistomig demonstrated antitumor activity across both Q2W and Q6W dosing schedules. Clinically meaningful activity was maintained with 5 mg/kg Q6W monotherapy, with an ORR of 21.1% compared with 25.0% at the corresponding Q2W dose level.
- A total of 13 objective responders were observed across multiple tumor types and dosing schedules, including ovarian cancer, HNSCC, gastric cancer, cutaneous melanoma, HCC, and esophageal cancer in the Q2W groups, and HNSCC, acral / mucosal melanoma, HCC, and SCLC in the Q6W groups.
- In addition, tumor reductions exceeding 20% were observed in 4 subjects across Q2W and Q6W schedules. 2 subjects receiving 3 mg/kg Q6W (one with anti-PD-(L)1-relapsed HCC and one with gastric neuroendocrine carcinoma) and 2 subjects receiving Q2W (one at 3 mg/kg with anti-PD-(L)1-refractory esophageal cancer and one at 5 mg/kg with NSCLC).
- Most responders (84.6%, 11/13) had relapsed or refractory disease following prior anti-PD-(L)1 therapy, suggesting that ragistomig may reinvigorate exhausted T cells through 4-1BB-mediated costimulation and restore antitumor activity in tumors relapsed or refractory to prior checkpoint inhibition.[2]

Table 3 | Efficacy Profiles — As of 23-Aug-2026

Ragistomig monotherapy efficacy profile	3 mg/kg Q2W (N=14)	5 mg/kg Q2W (N=12)	3 and 5 mg/kg Q2W (N=26)	3 mg/kg Q6W (N=17)	5 mg/kg Q6W (N=19)	3 and 5 mg/kg Q6W (N=36)
Objective Response Rate*, % (n)	28.6% (4/14)	25.0% (3/12)	26.9% (7/26)	11.8% (2/17)	21.1% (4/19)	16.7% (6/36)
Disease Control Rate, % (n)	64.3% (9/14)	75.0% (9/12)	69.2% (18/26)	58.8% (10/17)	52.6% (10/19)	55.6% (20/36)
Complete response	7.1% (1/14)	0.0% (0/12)	3.8% (1/26)	0.0% (0/17)	0.0% (0/19)	0.0% (0/36)
Partial response*	21.4% (3/14)	25.0% (3/12)	23.1% (6/26)	11.8% (2/17)	21.1% (4/19)	16.7% (6/36)
Stable disease	35.7% (5/14)	50.0% (6/12)	42.3% (11/26)	47.1% (8/17)	31.6% (6/19)	38.9% (14/36)
Progressive disease	35.7% (5/14)	25.0% (3/12)	30.8% (8/26)	41.2% (7/17)	47.4% (9/19)	44.4% (16/36)

*All objective responses were confirmed except for one unconfirmed partial response (uPR) each in the 5 mg/kg Q6W and 3 mg/kg Q2W cohorts.

Figure 5 | Best Percent Change from Baseline in Tumor Size


Best Change from Baseline in Target Lesions (%)
• On-going
Q2W_3 mg/kg
Q6W_3 mg/kg
Q2W_5 mg/kg
Q6W_5 mg/kg
Data cut: 23-Aug-2026

Pharmacodynamic Biomarker (Peripheral Blood) Figure 6

- Q6W dosing preserved the activation and expansion of key CD8 T-cell subsets, including proliferating and effector memory CD8 T cells, at levels comparable to Q2W. Moreover, CTLA4+ regulatory T cells trended lower with Q6W than with Q2W, suggesting a more favorable effector-to-regulatory balance.
- These findings support pharmacodynamic activity with the extended dosing interval despite lower drug exposure, with evidence of immune activation consistent with the proposed mechanism of action.

Figure 6 | Changes in Peripheral Immune Cell Subsets at Week 8: Q2W vs Q6W (3 and 5 mg/kg)


Effector memory CD8 T cells
PD-1+(Activated) CD8 T cells
Ki67+PD-1+CD8T cells
CTLA4+Treg cells
Q2W
Q6W

Conclusion

- Ragistomig demonstrated clinically meaningful antitumor activity in heavily pretreated patients, including those whose disease had relapsed after or was refractory to prior anti-PD-(L)1 therapy.
- Ragistomig dose and schedule optimization was evaluated using integrated clinical safety, efficacy, PK/PD, and exposure-safety analyses in patients with advanced solid tumors.
- The totality of evidence supports 3-5 mg/kg Q6W, or regimens achieving comparable average exposure (Cavg), for further clinical development in combination with other agents.
- A study evaluating ragistomig in combination with pembrolizumab in anti-PD-(L)1 relapsed/refractory head and neck squamous cell carcinoma is ongoing.

Reference

1. ASCO2024. Phase 1 Trial Safety and Efficacy of Ragistomig, a Bispecific Antibody Targeting PD-L1 and 4-1BB in Advanced Solid Tumors, Abstract #2529.
2. ESMO IO2025. Phase 1 Clinical Trial of Ragistomig (ABL503/TJ-L14B: PD-L1 × 4-1BB Bispecific Antibody) Q6W Dosing Balances Favorable Safety and Sustained Efficacy Through Extended Immunologic Memory and Reinvigoration of CD8+ T Cells, Abstract #688.

This study was sponsored by ABL Bio, Inc.
The presenter declares that there are no conflicts of interest related to this presentation.